

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 25, 2016

Via E-mail
Christopher W. Jensen
Chief Financial Officer
Celanese Corporation
222 West Las Colinas Boulevard
Suite 900N
Irving, Texas 75039-5421

  Re: Celanese Corporation
    Form 8-K Filed July 25, 2016
    Response Dated October 4, 2016
    File No. 1-32410

Dear Mr. Jensen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Melissa N. Rocha

      Melissa N. Rocha
      Senior Assistant Chief Accountant

      Office of Manufacturing and
      Construction